UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-39098

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED

250 Park Avenue, 7th Floor

New York, NY 10017

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Entry Into Material Definitive Agreements

On January 9, 2026, Paranovus Entertainment Technology Ltd. (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Happy Group Inc., a Cayman Islands company and an existing shareholder of the Company, which is wholly owned by the Company’s Chairwoman of the board of directors, Minzhu Xu (“Affiliate”). Pursuant to the Securities Purchase Agreement, the Affiliate agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to the Affiliate, an aggregate of 40,000 Class B ordinary shares of the Company, par value US$1.00 per share (“Class B Ordinary Shares”), for a purchase price of US$3.09 per share, representing 150% of the closing price of the Class A ordinary shares of the Company, par value $1.0 each (“Class A Ordinary Shares”, collectively with Class B Ordinary Shares, the “Ordinary Shares”), as of January 8, 2026, as reported on Nasdaq.com. The gross proceeds from this offering are $123,600. The 40,000 Class B Ordinary Shares are issued in accordance with Regulation S under the Securities Act of 1933, as amended.

The transaction contemplated by the Securities Purchase Agreement was closed on January 13, 2026. The entry into the Securities Purchase Agreement and the consummation of the transaction contemplated thereby have been approved by the Company’s audit committee of the board of directors on January 9, 2026.

Immediately following the closing of the transaction contemplated by the Securities Purchase Agreement, Minzhu Xu, through Happy Group Inc., beneficially owns 400,000 Class A Ordinary Shares and 46,023 Class B Ordinary Shares, representing approximately 56.77% of the aggregate voting power of the Company’s outstanding Ordinary Shares.

The foregoing summary of the Securities Purchase Agreement is subject to, and qualified in its entirety by, such document. A copy of the Securities Purchase Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Limited

Date: January 13, 2026	By:	/s/ Xiaoyue Zhang
	Name:	Xiaoyue Zhang
	Title:	Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
10.1	Securities Purchase Agreement dated January 9, 2026 by and between Paranovus Entertainment Technology Group LTD and Happy GROUP Inc

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